SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11

-K

(Mark One)
☒

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2019
OR
☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the transition period from

to

Commission File Number:1-8610

A. Full

title of the plan and the address of the plan, if different

from that of the issuer named below:

AT&T RETIREMENT

SAVINGS

PLAN

B. Name of issuer of the securities held

pursuant to the plan and the address of its principal executive office:

AT&T INC.
208 S. Akard, Dallas, Texas

75202

AT&T Retirement

Savings Plan

Financial Statements, Supplemental Schedules and Exhibit
Table of

Contents

Page
Reports of Independent Registered Public Accounting

Firm

1

Financial Statements:

Statements of Net Assets Available

for Benefits as of December 31, 2019 and 2018

2

Statements of Changes in Net Assets Available

for Benefits for the Year

Ended December 31, 2019

3

Notes to Financial Statements

4

Supplemental Schedules:

Schedule H, Part IV,

Line 4(a) – Schedule of Delinquent Participant Contributions

for the Year

Ended December 31,
2019

20

Schedule H, Part IV,

Line 4(i) – Schedule of Assets (Held at End of Year)

as of December 31, 2019

21

Report of Independent Registered Public Accounting

Firm

Plan Administrator and Plan Participants

AT&T

Retirement Savings Plan

AT&T

Puerto Rico Retirement Savings Plan

Dallas, Texas

Opinion on the Financial Statements
We have audited

the accompanying statements of net assets available for benefits of AT&T

Retirement Savings Plan and AT&T
Puerto Rico Retirement Savings Plan (Plans) as of December

31, 2019 and 2018, the related statements of changes in net

assets
available for benefits for the year ended December

31, 2019, and the related notes (collectively referred to as the

“financial
statements”). In our opinion, the financial statements referred to above present fairly,

in all material respects, the net assets available
for benefits of AT&T

Retirement Savings Plan and AT&T

Puerto Rico Retirement Savings Plan as of December 31,

2019 and 2018,
and the changes in net assets available for benefits for

the year ended December 31, 2019,

in conformity with accounting principles
generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the

Plans’ management. Our responsibility is to express an opinion on these
financial statements based on our audits.

We are a public

accounting firm registered with the Public Company Accounting

Oversight Board (United States) (“PCAOB”) and are
required to be independent with respect to the Plans in

accordance with the U.S. federal securities laws and the applicable rules

and
regulations of the Securities and Exchange Commission

and the PCAOB.

We conducted

our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits
to obtain reasonable assurance about whether the financial

statements are free of material misstatement, whether due

to error or fraud.
The Plans are not required to have, nor were we engaged

to perform, an audit of their internal control over financial reporting. As part
of our audits we are required to obtain an understanding

of internal control over financial reporting but not for the purpose of
expressing an opinion on the effectiveness of

the Plans internal control over financial reporting. Accordingly,

we express no such
opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to
error or fraud, and performing procedures that respond

to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We

believe
that our audits provide a reasonable basis for our

opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedules

of delinquent participant contributions for the year

ended December 31,
2019, and assets (held at end of year) as of December

31, 2019, have been subjected to audit procedures performed

in conjunction
with the audit of the Plans’ financial statements. The supp

lemental schedules are the responsibility of the Plans’ management.

Our
audit procedures included determining whether the

supplemental schedules reconcile to the financial statements or the underlying
accounting and other records, as applicable, and

performing procedures to test the completeness and accuracy

of the information
presented in the supplemental schedules. In forming

our opinion on the supplemental schedules, we evaluated

whether the
supplemental schedules, including their form and

content, are presented in conformity with the Department of Labor’s

Rules and
Regulations for Reporting and Disclosure under the
Employee Retirement Income Security

Act of 1974
. In our opinion, the
supplemental information is fairly stated, in all material

respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served

as the Plans’ auditor since 2018

San Antonio, Texas

June 29, 2020

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Statements of Net Assets Available

For Benefits

(Dollars in Thousands)

December 31, 2019

December 31, 2018

AT&T
Retirement
Savings Plan

AT&T
Puerto Rico
Retirement
Savings Plan

AT&T
Retirement
Savings Plan

AT&T
Puerto Rico
Retirement
Savings Plan

Assets

Investment in AT&T

Savings Plan Master Trust, (Note 4)

$48,415,529 $ 127,881
$36,217,189

$ 101,101

Notes receivable from participants

854,483

9,472

816,145

8,157

Employer contribution receivable

3,937

1

4,144

—

Participant contribution receivable

7,024

2

7,249

—

Total Receivables

865,444

9,475

827,538

8,157

Net Assets Available

for Benefits

$49,280,973 $ 137,356
$37,044,727

$ 109,258

See Notes to Financial Statements.

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Statements of Changes in Net Assets Available

For Benefits

For the Year

Ended December 31, 2019

(Dollars in Thousands)

AT&T
Retirement
Savings Plan

AT&T
Puerto Rico
Retirement
Savings Plan

Net Assets Available

for Benefits, December 31, 2018

$37,044,727

$ 109,258

Changes in Net Assets:

Contributions:

Participant contributions

1,200,165

7,180
Employer contributions

589,761

4,386
Rollover contributions

288,862

—
Investment Income

Net income from investment in AT&T

Savings Plan Master Trust

8,367,999

24,782
Interest income on notes receivable from participants

40,188

443
Administrative Expenses

(23,664)

(265)
Distributions

(4,088,284)

(8,428)

Net increase before plan transfers

6,375,027

28,098
Net asset transfer from AlienVault

401(k) Plan (Note 1)
6,634

—
Net asset transfer from Otter Media Holdings, LLC 401(k)

Plan (Note 1)

174

—
Net asset transfer from Warner

Media, LLC Savings Plan (Note 1)
5,854,411

—

Net increase after plan transfers

12,236,246

28,098
Net Assets Available

for Benefits, December 31, 2019

$49,280,973

$

137,356

See Notes to Financial Statements.

AT&T Retirement

Savings Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements
(Dollars in Thousands)
NOTE 1. PLAN DESCRIPTIONS
The following descriptions provide only general information.

Detailed provisions covering participant eligibility,

participant
allotments from pay,

participant withdrawals, participant loans, employer contributions and related vesting of contributions and plan
expenses are provided in the plan texts and prospectuses. The AT&T

Retirement Savings

Plan and AT&T

Puerto Rico Retirement
Savings Plan (collectively referred to as the Plans)

are defined contribution plans and are subject to the provisions of the Employee
Retirement Income Security Act of 1974, as amended

(ERISA).

The AT&T

Retirement Savings Plan (ARSP) was originally established by

BellSouth Corporation (BellSouth) to provide a convenient
way for eligible non-management and bargained

for employees of participating BellSouth companies to save on a regular and long-
term basis. In December 2006, BellSouth was acquired

by AT&T

Inc. (AT&T

or the Company). The ARSP became sponsored by
AT&T

Inc. effective December 31, 2008.

The AT&T

Puerto Rico Retirement Savings Plan (ARSP-PR) was originally established by CCPR Inc. to provide a convenient way
for eligible employees of its Puerto Rico subsidiary,

CCPR Services Inc., and certain affiliates, to save on

a regular and long-term
basis. The ARSP-PR became sponsored by AT&T

effective December 31, 2008.

Effective at the close of business on April 30,

2019, the AlienVault

401(k) Plan was merged into the ARSP.

As a result, $6,634 net
assets including $114 in participant

loans were transferred to the ARSP on April 30, 2019.
Effective at the close of business on October

31, 2019, the Otter Media Holdings, LLC 401(k) Plan was merged into the ARSP.

As a
result, $174 net assets were transferred to the ARSP on October

31, 2019.
Effective at the close of business on December

31, 2019, the Warner

Media, LLC Savings Plan was merged into

the ARSP.

The
merger included $5,854,411

of net assets including $61,326 in participant loans.

The Plans participate in the AT&T

Savings Plan Master Trust (AT&T

Master Trust) for certain participant

investment fund options as
described below. The

AT&T

Master Trust invests in the AT&T

Savings Group Investment Trust (Group

Trust) for the remaining
participant investment fund options. The Bank of New

York

Mellon Corporation (BNY Mellon) serves as trustee for

both the AT&T
Master Trust and Group Trust.

With respect to the ARSP-PR, BNY Mellon

serves as a U.S. custodian pursuant to a custodian
agreement and Oriental Financial Group serves as trustee

of the associated trust known as the AT&T

Puerto Rico Retirement Savings
Plan Trust. Fidelity Investments Institutional

Operations Company,

Inc. (Fidelity) serves as recordkeeper for the Plans.

During 2019 and 2018,

participants could invest their contributions in one or more of eleven funds in 1% increments:

• AT&T

Total Return Bond

Fund*
• Small

and Mid-Sized U.S. Stock Index Fund**
• AT&T

U.S. Stock Fund*
• International

Stock Index Fund**
• AT&T

International Stock Fund*
• Large

Cap U.S. Stock Index Fund**
• AT&T

Stable Value

Fund*
• AT&T

Shares Fund**
• AT&T

Age-Based Asset Allocation Funds
(based on retirement date)**
• Fidelity

BrokerageLink
®
**
• Total

U.S. Stock Market Index Fund**

* Investment

fund option of the Group Trust.

** Investment fund option of the AT&T

Master Trust.

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)
Participants contribute to the Plans through payroll allotments. The

Company contributes to the Plans by matching the participants’
contributions based on the provisions of the respective

plan. For the ARSP,

some matching contributions are made in the form

of cash
and are participant directed immediately upon allocation.

The majority of Company matching contributions for the ARSP

and all
Company matching contributions for the ARSP-PR are made

solely in the form of shares of AT&T’s

common stock. Matching
contributions made in stock into the ARSP are held in an

Employee Stock Ownership Plan (ESOP), which is part

of the AT&T

Shares
Fund, within the AT&T

Master Trust. Matching contributions made

in stock into the ARSP-PR are held in a separate stock bonus portion of the ARSP-PR. Company contributions made

to the Plans can be immediately diversified into any of the fund options above.

Dividends on AT&T

shares held in the ARSP can either be reinvested in the

AT&T

Shares Fund on a quarterly basis, or paid into a
short-term interest bearing fund for distribution (or

pass-through) before the end of the year.

Interest earned on dividends held in the
short-term interest bearing fund are used to purchase additional units of the AT&T

Shares Fund in the participant’s

account. During
2019, participants in the ARSP elected to receive $36,147

in dividend distributions, which are included in distributions on the statements of changes in net assets available for benefits. Dividends on AT&T

shares held in the ARSP are reinvested in the AT&T
Shares Fund on a quarterly basis. Dividends on AT&T

shares held in the ARSP-PR are not eligible for pass-through and are reinvested
in the AT&T

Shares Fund on a quarterly basis.

Each participant is entitled to exercise voting rights attributable to the AT&T

shares allocated to their account and is notified by the
Company prior to the time that such rights may be exercised.

Subject to the fiduciary provisions of ERISA, the trustee will not vote
any allocated shares for which instructions have

not been given by the participant. The trustee votes any

unallocated shares in the
same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligation under ERISA. Participants have

the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do

so, AT&T

has the right under the Plans to discontinue its contributions at any time and
to terminate the Plans subject to the provisions of ERISA.

In the event that the Plans are terminated, subject to the conditions set forth
by ERISA, the account balances of all participants shall

be 100% vested.

Administrative and Operating Expenses; Investment Manager

Fees
Except to the extent paid by the Company,

all expenses incident to
the administration and operation of the Plans are charged

to participants, either directly to their accounts or through the investment funds offered under the Group Trust

or AT&T

Master Trust, in accordance with administrative

procedures established by the Plan
administrator. Investment

manager fees are charged through the investment funds.

Expenses charged directly to participant accounts
(e.g., recordkeeping, communications fees) are reflected

as a periodic fee on the participant account statements. In

addition, expenses
and fees with respect to certain transactions and

services (e.g., plan loan initiation fees) are charged directly to participants who incur
them rather than to the Plans as a whole.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared

in conformity with U.S. generally accepted accounting principles

(GAAP),
which require management to make estimates that affect

the amounts reported in the financial statements and accompanying notes.
Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation

and Income Recognition

Investments are stated at fair value except those investments that are fully benefit-
responsive investments which are stated at contract

value. Fair value is the price that would be received to sell an asset or paid to
transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3

for discussion of fair
value measurements. Investments in securities traded on

a national securities exchange are valued at the last reported sales price on the
last business day of the year.

If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered
investment companies (i.e. mutual funds) are valued

based on quoted market prices, which represent the net asset value of shares held
at year-end.

Common/collective trust funds and 103-12 investment

entities (i.e. an investment entity that holds the assets of two or more plans
which are not members of a related group or employee

benefit plan) are valued at quoted redemption values that represent the net asset
values (NAV)

of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based
on the last reported sales price on the last business day

of the year.

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)
Investment contracts held by a defined contribution plan

are required to be reported at contract value. Contract

value is the relevant
measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-
responsive investment contracts because contract value

is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Group

Trust invests in fully benefit-responsive and

synthetic guaranteed investment
contracts (Synthetic GICs).

The underlying investments of the Synthetic GICs are

owned by the Group Trust and are

comprised of corporate bonds and notes,
registered investment companies and government securities.

The contract value of the fully benefit-responsive investment contracts
represents contributions plus earnings, less participant

withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of

the trade date. Dividend income is recognized on the ex-dividend date. Interest
earned on investments is recognized on the accrual basis.

Net income (loss) includes the Plan’s

gains and losses on investments
bought and sold as well as held during the year.

Transfers in and out of level 1 (quoted

market prices), level 2 (other significant observable inputs)

and level 3 (significant
unobservable inputs) are recognized on the period ending

date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid
principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses
has been recorded as of December 31, 2019 or 2018. If

a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant

loan balance is reduced and a distribution is recorded.

Recent Accounting Standards

In February 2017, the Financial Accounting Standards

Board (FASB) issued Accounting

Standards Update No. 2017-06 “Employee
Benefit Plan Master Trust Reporting”

(ASU 2017-06). ASU 2017-06 requires plans to report interests in a master trust and changes in
the value of that interest as separate line items on

the plan’s financial statements. The

plans must also disclose the master trust’s
investments by general type as well as other assets and liabilities and disclose the dollar amount of the plan’s

interest in each category
disclosed. The new standard is effective for

fiscal years beginning after December 15, 2018 with retrospective application. The Plan
has adopted this standard retrospectively.

In July 2018, the FASB

issued Accounting Standards Update No. 2018

-09 “Codification Improvements” (ASU-2018-09). ASU 2018-
09 requires a plan to evaluate its investments to determ

ine whether a readily determinable fair value exists or if

investments qualify for
the net asset value per share practical expedient and can

be excluded from the fair value hierarchy disclosure. The

new standard is
effective for fiscal years beginning after December

15, 2018.

The Plan has adopted this standard,

retrospectively.

In August 2018, the FASB

issued Accounting Standards Update No. 2018-13 “Fair

Value

Measurement (Topic

820) Disclosure
Framework-

Changes to the Disclosure Requirements for Fair Value

Measurement” (ASU 2018-13). ASU 2018-13 eliminates and
modifies certain disclosure requirements for fair

value measurements of non-public entities. The eliminated

disclosure requirements
include (i) the amount of and reasons for transfers between

Level 1 and Level 2 of the fair value hierarchy,

(ii) the policy for timing of
transfers between fair value hierarchy levels, (iii) the

valuation processes for Level 3 fair value measurements

and (iv) the changes in
unrealized gains and losses for the period included in

earnings for recurring Level 3 fair value measurements held at the end of the
reporting period. The modified disclosure requirements

include (i) In lieu of a rollforward for Level 3 fair value measurements disclosing the transfers into and out of Level 3 of the fair value hierarchy and purchases and issuances of Level 3 assets and liabilities
and (ii) for entities that use the practical expedient measure of fair value the requirement disclosing the timing of liquidation of an
investee’s assets and the

date when restrictions from redemption might lapse only

if the investee has communicated the timing to the
entity or announced the timing publicly.

The new standard is effective for fiscal years beginning

after December 15, 2019 with certain
retrospective applications. Early adoption is permitted.

Management is currently evaluating this updated guidance.

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 3. FAIR VALUE

MEASUREMENTS

ASC 820,
Fair Value

Measurement
, establishes a framework for measuring fair value. That framework provides a fair value hierarchy
that prioritizes the inputs to valuation techniques used

to measure fair value. The hierarchy gives the highest priority to unadjusted
quoted prices in active markets for identical assets or liabilities (Level

1 measurements) and the lowest priority to unobservable inputs
(Level 3 measurements). The three levels of the fair

value hierarchy are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted

prices for identical assets or liabilities in active markets that the
Plan has the ability to access.
Level 2 Inputs to the valuation methodology include:

• Quoted prices for similar

assets and liabilities in active markets;

• Quoted prices for identical

or similar assets or liabilities in inactive markets;

• Inputs other than

quoted market prices that are observable for the asset or liability;

• Inputs that are derived

principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the

Level 2 input must be observable for substantially the full

term
of the asset or liability.
Level 3
Inputs to the valuation methodology are unobservable and

significant to the fair value measurement.

The asset’s or liability’s

fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is
significant to the fair value measurement. Valuation

techniques used need to maximize the use of observable inputs and minimize the
use of unobservable inputs.

The valuation methodologies described in Note 2 may produce

a fair value calculation that may not be indicative of net realizable value

or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and
consistent with other market participants, the use of

different methodologies or assumptions to determine

the fair value of certain
financial instruments could result in a different

fair value measurement at the reporting date. There have been no changes in the
methodologies used at December 31, 2019 and 2018.

See Note 4 for fair value hierarchy for the Group Trust’s

and AT&T

Master Trust’s

investments.

NOTE 4. INVESTMENTS
The Plans held investments in the AT&T

Master Trust (for certain investment fund

options as disclosed in Note 1), and the AT&T
Master Trust held an investment in

the Group Trust as of December 31, 2019

and 2018.

AT&T Savings Plan

Master Trust Investments

AT&T

established the AT

&T Master Trust to manage assets of pooled

investment options among various AT&T

sponsored employee
benefit plans.

Each participating plan’s

interest in the investment fund options (i.e., separate

accounts) of the AT&T

Master Trust is based on
account balances of the participants and their elected investment fund options. The AT&T

Master Trust assets are allocated among

the
participating plans by assigning to each plan those transactions

(primarily contributions, benefit payments, and expenses) that can be
specifically identified, and by allocating investment income and administrative expenses related to the AT&T

Master Trust on a daily
basis based on each participant’s

account balance within each investment fund option.

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The participating plans and ownership percentages of

the AT&T

Master Trust are listed below:

December 31,

2019

2018

AT&T

Retirement Savings Plan

99.74%

99.72%
AT&T

Puerto Rico Retirement Savings Plan

0.26%

0.28%

Total

100.00%

100.00%

The Plans’ percentage interest in each of the investment

fund options within the AT&T

Master Trust is disclosed below:

December 31, 2019

December 31, 2018

AT&T
Retirement
Savings
Plan

*

AT&T
Puerto Rico
Retirement
Savings
Plan

AT&T
Retirement
Savings
Plan

AT&T
Puerto Rico
Retirement
Savings
Plan

Total U.S. Stock

Market Index Fund

99.820% 0.180%

99.840%

0.160%
Large Cap U.S. Stock Index Fund

99.670% 0.330%

99.700%

0.300%
Small and Mid-Sized U.S. Stock Index Fund

99.640% 0.360%

99.680%

0.320%
International Stock Index Fund

99.360% 0.640%

99.450%

0.550%
AT&T

Shares Fund

99.720% 0.280%

99.750%

0.250%
AT&T

Age-Based Asset Allocation Funds:

AT&T

Age-Based Allocation 2000 Fund

99.810% 0.190%

99.830%

0.170%
AT&T

Age-Based Allocation 2005 Fund

99.900% 0.100%

99.920%

0.080%
AT&T

Age-Based Allocation 2010 Fund

99.840% 0.160%

99.840%

0.160%
AT&T

Age-Based Allocation 2015 Fund

99.910% 0.090%

99.920%

0.080%
AT&T

Age-Based Allocation 2020 Fund

99.800% 0.200%

99.800%

0.200%
AT&T

Age-Based Allocation 2025 Fund

99.870% 0.130%

99.850%

0.150%
AT&T

Age-Based Allocation 2030 Fund

99.630% 0.370%

99.640%

0.360%
AT&T

Age-Based Allocation 2035 Fund

99.580% 0.420%

99.570%

0.430%
AT&T

Age-Based Allocation 2040 Fund

99.400% 0.600%

99.360%

0.640%
AT&T

Age-Based Allocation 2045 Fund

99.320% 0.680%

99.300%

0.700%
AT&T

Age-Based Allocation 2050 Fund

99.560% 0.440%

99.570%

0.430%
AT&T

Age-Based Allocation 2055 Fund

99.830% 0.170%

99.850%

0.150%
AT&T

Age-Based Allocation 2060 Fund

99.700% 0.300%

99.730%

0.270%
Fidelity BrokerageLink
®

99.990% 0.010%

99.990%

0.010%
*December 31, 2019 investment fund options allocations above for the ARSP do not include the net assets transferred from the
Warner Media,

LLC Savings Plan. This plan transfer is reflected as a receivable in the AT&T

Master Trust financial position and

not
allocated to the fund options as of December 31,

2019.

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The financial position of the AT&T

Master Trust was as follows:

December 31, 2019
AT&T

Master Trust
AT&T

Retirement
Savings Plan Interest
AT&T

Puerto Rico Retirement
Savings Plan Interest
AT&T

common stock

$

6,396,097

$

6,378,188

$

17,909

Mutual funds

77,376

77,093

283

Common/collective trust funds
21,384,074

21,308,331

75,743

Fidelity BrokerageLink

2,381,817

2,381,579

238
Investment in Group Trust
13,522,761

13,488,621

34,140

AT&T

Master Trust investments

$

43,762,125

$

43,633,812

$

128,313

Receivable from the Time Warner
Defined Contribution Plans Master
Trust

4,779,355

4,779,355

-

Net other assets and liabilities

1,930

2,362
(432)

Net assets available for benefits

$

48,543,410

$

48,415,529

$

127,881

December 31, 2018
AT&T

Master Trust
AT&T

Retirement
Savings Plan Interest
AT&T

Puerto Rico Retirement
Savings Plan Interest
AT&T

common stock

$

4,885,378

$

4,873,164

$

12,214

Mutual funds

81,446

81,152

294

Common/collective trust funds

17,850,871

17,792,771

58,100

Fidelity BrokerageLink

2,007,335

2,007,134

201

Investment in Group Trust

11,511,251

11,480,679

30,572

AT&T

Master Trust investments

$

36,336,281

$

36,234,900

$

101,381

Net other assets and liabilities

(17,991)

(17,711)

(280)

Net assets available for benefits

$

36,318,290

$

36,217,189

$

101,101

Net Appreciation in Fair Value

of AT&T Master

Trust Investments

and

Total

Investment Income for the Year

Ended December 31, 2019

2019

Net appreciation in fair value of AT&T

Master Trust Investments

$ 6,790,842
Investment income:
Dividends

343,331
Interest

923
Gain from investment in Group Trust

1,257,685

Net investment income of Master Trust Investments

$ 8,392,781

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The following tables set forth by level, within the fair

value hierarchy, the

AT&T

Master Trust’s assets at fair

value, excluding its
investment in the Group Trust:

AT&T Master Trust

Assets at Fair Value as of
December 31, 2019*

Level 1

Level 2

Level 3

Total

AT&T

common stock

$ 6,396,097

$ —

$ —

$ 6,396,097

Mutual funds

77,376

—

—

77,376

Self-directed brokerage accounts

2,373,290

8,527

—

2,381,817

Total

assets in fair value hierarchy
$8,846,763 $ 8,527
$

—

$ 8,855,290

Common/collective trusts measured at net asset value

Asset allocation funds
1

7,289,231

Total U.S. stock

market index fund
2

1,848,014

Large cap U.S. stock index fund
3

6,473,912

Small and mid-sized U.S. stock index fund
4

3,234,832

International stock index fund
5

2,538,085

Total

assets at fair value

$30,239,364

1

This category includes 13 common/collective trust funds

also known as Aged-Based Asset Allocation Funds which

are well
diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of
investments is designed to move from a more aggressive

investment strategy to a more conservative strategy through

the
projected retirement date and for a number of years thereafter.

The year associated with the fund identification denotes the projected year of retirement of the participant selecting

the fund. There are currently no redemption restrictions on these investments.

2

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the Dow Jones Total U.S.

Stock Market Index. There are currently no
redemption restrictions on this investment.

3

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the Standard and Poor’s Composite Stock Price Index

of 500 stocks (the
S&P 500
®
). There are currently no redemption restrictions on this investment.

4

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the Dow Jones U.S. Completion Total

Stock Market Index. There are
currently no redemption restrictions on this investment.

5

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the All Country World

Index ex U.S. Index. Except for a short-term
trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment.

*December 31, 2019 fair value hierarchy table above does not include the assets transferred from the Warner

Media, LLC Savings
Plan. This plan transfer is reflected as a receivable

in the AT&T

Master Trust financial position and

not allocated to the three levels as
of December 31, 2019.

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)

AT&T Master Trust

Assets at Fair Value as of
December 31, 2018

Level 1

Level 2

Level 3

Total

AT&T

common stock

$4,885,378

$ —

$ —

$ 4,885,378

Mutual funds

81,446

—

—

81,446

Self-directed brokerage accounts

1,998,969

8,366

—

2,007,335

Total assets in fair value

hierarchy

$6,965,793

$ 8,366

$ —

$ 6,974,159

Common/collective trusts measured at net asset value

Asset allocation funds
1

6,278,200

Total U.S. stock

market index fund
2

1,478,274

Large cap U.S. stock index fund
3

5,271,702

Small and mid-sized U.S. stock index fund
4

2,744,791

International stock index fund
5

2,077,904

Total assets at fair value

$ 24,825,030

1

This category includes 13 common/collective trust funds

also known as Aged-Based Asset Allocation Funds which

are well
diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of
investments is designed to move from a more aggressive

investment strategy to a more conservative strategy through

the
projected retirement date and for a number of years thereafter.

The year associated with the fund identification denotes the projected year of retirement of the participant selecting

the fund. There are currently no redemption restrictions on these investments.

2

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the Dow Jones Total U.S.

Stock Market Index. There are currently no
redemption restrictions on this investment.

3

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the Standard and Poor’s Composite Stock Price Index

of 500 stocks (the
S&P 500
®
). There are currently no redemption restrictions on this investment.

4

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the Dow Jones U.S. Completion Total

Stock Market Index. There are
currently no redemption restrictions on this investment.

5

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the All Country World

Index ex U.S. Index. Except for a short-term
trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment.

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)

AT&T Savings Group

Investment Trust

Investments

AT&T

established the Group Trust to manage

assets of pooled investment options among various AT&T

sponsored employee benefit
trusts. Each participating trust’s

interest in the investment fund options (i.e., separate accounts)

of the Group Trust is based on account
balances of the participants and their elected investment

fund options. The Group Trust assets are allocated

among the participating
plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can

be specifically
identified and by allocating investment income and

administrative expenses to the individual plans on a daily basis based on each
participant’s account balance

within each investment fund option.

The AT&T

Master Trust’s

interest in each of the investment fund options within the Group Trust is disclosed below as of
December 31, 2019.

AT&T Total
Return Bond
Fund*
AT&T U.S.
Stock Fund* AT&T International Stock Fund
AT&T Stable Value

Fund
Group Trust
AT&T Master
Trust
AT&T Master
Trust
AT&T Master
Trust
BellSouth
Savings and
Security Plan
AT&T Master
Trust
BellSouth
Savings and
Security Plan Total
Interest bearing cash

$

1,060

$

-

$

2

$

-

$

-

$

-

$

1,062

Foreign cash

7,378

-

77

1

-

-

7,456

Mortgage-backed securities

379,956

-

-

-

-

-

379,956

Corporate debt

847,135

-

-

-

-

-

847,135

Government securities

195,789

-

-

-

-

-

195,789

Common/collective trust funds

1,090,769

2,485,301

447,390

6,544

-

-

4,030,004

Equities - common stock

-

398,270

199,296

2,915

-

-

600,481

Equities - preferred stock

2,427

-

3,742

55

-

-

6,224

Futures

(1,714)

-

-

-

-

-

(1,714)
Registered investment companies

269,023

64,059

4,581

67

74,332

6,163

418,225

Group Trust investments at fair value

2,791,823

2,947,630

655,088

9,582

74,332

6,163

6,484,618

receivable from the Time Warner Defined
Contribution Plans Master Trust

220,271

-

315,016

-

478,443

-

1,013,730

Unsettled trades/other

(203,119)

(196)

1,326

19

(1,717)

323

(203,364)
Fully benefit-responsive investments contracts
valued at contract value

-

-

-

-

6,243,864

517,689

6,761,553

Group Trust net assets

$

2,808,975

$

2,947,434

$

971,430

$

9,601

$

6,794,922

$

524,175

$

14,056,537

*

BellSouth Savings and Security Plan does not hold

any investments in AT&T

Total Return Bond

Fund or AT&T

U.S. Stock Fund.

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The AT&T

Master Trust’s

interest in each of the investment fund options within the Group Trust is disclosed below as of
December 31, 2018.

AT&T Total
Return Bond
Fund*
AT&T U.S.
Stock Fund*
AT&T International Stock
Fund
AT&T Stable Value

Fund
Group Trust
AT&T
Master Trust
AT&T
Master Trust
AT&T
Master Trust
BellSouth
Savings and
Security Plan
AT&T
Master Trust
BellSouth
Savings and
Security Plan Total
Interest bearing cash

$

8,064

$

500

$

3

$

-

$

-

$

-

$

8,567

Foreign cash

3,892

-

16

-

-

-

3,908

Mortgage-backed securities

267,127

-

-

-

-

-

267,127

Corporate debt

712,633

-

-

-

-

-

712,633

Government securities

315,654

-

-

-

-

-

315,654

Common/collective trust funds

756,427

2,161,448

155,359

2,163

-

-

3,075,397

103-12 investment entities

-

-

233,699

3,253

-

-

236,952

Equities - common stock

-

324,930

191,236

2,662

-

-

518,828

Equities - preferred stock

-

-

4,466

62

-

-

4,528

Futures

(245)

-

-

-

-

-

(245)
Registered investment companies

291,899

6,090

3,487

49

171,316

14,400

487,241

Group Trust investments at fair value

2,355,451

2,492,968

588,266

8,189

171,316

14,400

5,630,590

Unsettled trades/other

(395,768)

(263)

790

11

(1,140)

369

(396,001)
Fully benefit-responsive investments
contracts valued at contract value

-

-

-

-

6,299,631

529,520

6,829,151

Group Trust net assets

$

1,959,683

$

2,492,705

$

589,056

$

8,200

$

6,469,807

$

544,289

$

12,063,740

*

BellSouth Savings and Security Plan does not hold

any investments in AT&T

Total Return Bond

Fund or AT&T

U.S. Stock Fund.

Net Appreciation in Fair Value

of Group Trust

Investments and

Total

Investment Income for the Year

Ended December 31, 2019

Group
Trust

Net appreciation in fair value of Group Trust

Investments

$

913,769
Investment Income:

Interest

226,978
Dividends

22,461
Less: investment management expenses

(9,179)

Net investment income of Group Trust

Investments

$

1,154,029

AT&T Retirement

Savings

Plan

AT&T

Puerto Rico Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following tables sets forth by level, within the fair value hierarchy,

the Group Trust’s

assets at fair value as of December 31, 2019
and 2018:

Group Trust Assets at Fair Value
December 31, 2019*

Level 1

Level 2

Level 3

Total

Corporate debt

$ —

$ 841,471

$ 5,664

$ 847,135

Mortgage-backed securities

—

376,318

3,638

379,956

Interest bearing cash

—

1,062

—

1,062

Foreign cash

7,456

—

—

7,456

Equities - common stock

598,435

—

2,046

600,481

Equities - preferred stock

3,797

2,427

—

6,224

Futures

(1,713)

(1)

—

(1,714)
Registered investment companies

418,225

—

—

418,225

Government securities
—

195,789

—

195,789

Total

assets in fair value hierarchy
$1,026,200 $ 1,417,066
$

11,348

$ 2,454,614

Investments measured at net asset value

U.S. common/collective trusts
1

3,525,120

International common/collective trusts
2

187,908

103-12 investments
3

266,026

Non-publicly traded registered investments companies
4

50,950

Total

assets at fair value

$ 6,484,618

1

The objective of the common/collective trust funds held

in the AT&T

U.S. Stock Fund is to deliver diversified exposure to the
large-capitalization U.S. equity market

as represented by the Russell 3000 Index. The objective of the common/collective trust
funds held in the AT&T

Total Return Bond

Fund is to deliver diversified exposure to the fixed income market as represented by
the Bloomberg Barclays Aggregate Index. There

are currently no redemption restrictions on these investments.

2

The objective of the common/collective trust funds held

in the AT&T

International Stock Fund is to provide diversified
exposure to international markets as represented by

the All Country World

Index ex U.S., MSCI Emerging Markets Net
Dividend Index, MSCI Australia Index and MSCI Canada

Index. There are currently no redemption restrictions on these investments.

3

The objective of these equity commingled funds is to provide diversified exposure to international markets as represented by the
All Country World

Index ex U.S. that invest in both developed and emerging

countries. These funds have redemption
restrictions limited to daily and monthly settlement.

4

These are non-publicly traded registered investment companies,

consisting of a short-term floating rate portfolio

plus publicly-
traded high-yield and asset-backed fixed income securities.

The fair value of the investments in this group have been

estimated
using the net asset values reported by the fund manager.

These funds are utilized on a discretionary basis as part

of a broad fixed
income mandate. These are open-ended funds, with no

final termination dates. There are currently no redemption

restrictions on
this investment.

*December 31, 2019 fair value hierarchy table above does not include the assets transferred from the Warner

Media, LLC Savings
Plan. This plan transfer is reflected as a receivable

in the AT&T

Master Trust financial position and

not allocated to the three levels as
of December 31, 2019.

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Group Trust Assets at Fair Value

December 31, 2018

Level 1

Level 2

Level 3

Total

Corporate debt

$ —

$ 712,633

$ —

$ 712,633

Mortgage-backed securities

—

267,127

—

267,127

Interest bearing cash

—

8,567

—

8,567

Foreign cash

3,908

—

—

3,908

Equities - common stock

518,828

—

—

518,828

Equities - preferred stock

4,528

—

—

4,528

Futures

(245)

—

—

(245)
Registered investment companies

487,241

—

—

487,241

Government securities

—

315,654

—

315,654

Total assets in fair value

hierarchy

$ 1,014,260

$ 1,303,981

$ —

$ 2,318,241

Investments measured at net asset value

U.S. common/collective trusts
1

2,868,746

International common/collective trusts
2

157,522

103-12 investments
3

236,952

Non-publicly traded registered investments companies
4

49,129

Total assets at fair value

$ 5,630,590

1

The objective of the common/collective trust funds held

in the AT&T

U.S. Stock Fund is to deliver diversified exposure to the
large-capitalization U.S. equity market

as represented by the Russell 3000 Index. The objective of the common/collective trust
funds held in the AT&T

Total Return Bond

Fund is to deliver diversified exposure to the fixed income market as represented by
the Bloomberg Barclays Aggregate Index. There

are currently no redemption restrictions on these investments.

2

The objective of the common/collective trust funds held

in the AT&T

International Stock Fund is to provide diversified
exposure to international markets as represented by

the All Country World

Index ex U.S., MSCI Emerging Markets Net
Dividend Index, MSCI Australia Index and MSCI Canada

Index. There are currently no redemption restrictions on these investments.

3

The objective of these equity commingled funds is to provide diversified exposure to international markets as represented by the
All Country World

Index ex U.S. that invest in both developed and emerging

countries. These funds have redemption
restrictions limited to daily and monthly settlement.

4

These are non-publicly traded registered investment companies,

consisting of a short-term floating rate portfolio

plus publicly-
traded high-yield and asset-backed fixed income securities.

The fair value of the investments in this group have been

estimated
using the net asset values reported by the fund manager.

These funds are utilized on a discretionary basis as part

of a broad fixed
income mandate. These are open-ended funds, with no

final termination dates. There are currently no redemption

restrictions on
this investment.

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)
Derivative Financial Instruments
In the normal course of operations, Group Trust

assets and liabilities held in the AT&T

Stable Value

Fund (Stable Value

Fund) may
include derivative financial instruments (futures

and foreign currency forward contracts). These instruments involve,

in varying
degrees, elements of credit and market volatility risks in

excess of more traditional investment holdings such as equity and debt
instruments. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and

foreign
currency exchange rate risk associated with the Stable Value

Fund’s investment assets. The gains

(losses) are located on the Statement
of Changes in Net Assets Available

for Benefits as Net Loss from Investment in AT&T

Savings Plan Master Trust to the extent of

the
Plans’ ownership in the AT&T

Master Trust. The Group Trust’s

fiduciaries do not anticipate any material adverse effect

on the Group
Trust’s

financial position resulting from its involvement in these instruments.

At December 31, 2019 and 2018, the fair value of derivative financial instruments held by the AT&T

Master Trust was not material.

Futures Contracts
The primary risk managed

by the Group Trust using futures

contracts is the price risk associated with investments. On

behalf of the
AT&T

Master Trust, investment managers

for the Group Trust enter into various futures

contracts to economically hedge investments
in domestic securities. These contracts, which are

considered derivatives under ASC Topic

815,
Derivatives and Hedging

are
agreements between two parties to buy or sell a security

or financial interest at a set price on a future date and are standardized

and
exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager

is required to pledge to the
broker an amount of cash or securities equal to the

minimum “initial margin” requirements of the exchange

on which the contract is
traded. Pursuant to the contract, the investment manager

agrees to receive from or pay to the broker an amount of cash equal to the
daily fluctuation in the value of the contract. Such

receipts or payments are known as variation margin and are

recorded on a daily
basis by the trustee as a realized gain or loss equal to

the difference in the value of the contract between daily

closing prices. Upon
entering into such contracts, the Group Trust

bears the risk of interest or exchange rates or securities prices moving unexpectedly, in
which case, the Group Trust may

not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures,
there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange’s

clearinghouse, as
counterparty to all exchange traded futures, guarantees the

futures against default. The investments in the Group Trust

are subject to
equity price risk and interest rate risk, in the normal course of pursuing its investment objectives. The U.S. interest rate futures held in
the portfolio as of December 31, 2019 and 2018

were used primarily to hedge and manage the duration risk of the portfolio.

Foreign Currency Contracts
The primary risks managed by the Group Trust

using foreign currency forward contracts is the foreign currency exchange rate risk
associated with the Group Trust’s

investments denominated in foreign currencies. On

behalf of the AT&T

Master Trust, investment
managers for the Group Trust enter into

forward foreign currency contracts, which are agreements to exchange foreign currencies at a
specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to
minimize the effect of currency fluctuations

on the performance of investments denominated in foreign

currencies. Although in some
cases, forward foreign currency contracts are used to express a view on the direction of a particular currency,

risk arises both from the
possible inability of the counterparties to meet the

terms of the contracts (credit risk) and from movement in foreign currency
exchange rates (market risk). Foreign currency forward

contracts are entered into with major banks to minimize

credit risk, and
accordingly, no credit

reserve has been established against these amounts.

The contracts are recorded at fair value on the date

the contract is entered into, which is typically zero. The fair value of the foreign
currency contracts are disclosed in unsettled trades and

other of the Group Trust and are included

in the Statement of Net Assets
Available for

Benefits to the extent of the Plans’ ownership in the AT&T

Master Trust.

Fully Benefit-Responsive Investment Contracts
The Stable Value

Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance
companies which can be accounted for by the Plans at contract value.

Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The investments held by the Stable Value

Fund as of December 31, 2019 include Synthetic GICs which are fully benefit-responsive
investment contracts. Synthetic GICs are constructed

by combining a stable value insurance wrapper contract and a fixed income
portfolio. The assets supporting the Synthetic GICs are

owned by the Group Trust and generally consist

of high quality fixed income
securities.

Traditional Guaranteed Investment

Contracts (“Traditional GICs” also known

as “General Account GICs”) are issued by insurance
companies

and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at
maturity. A Synthetic

GIC is similar to a Traditional GIC but has unbundled

the insurance and investment components of the
Traditional GIC.

Wrapper contracts are typically issued

by a bank or insurance company,

and seek to provide preservation of principal by permitting
daily liquidity at contract value

for participant directed transactions, in accordance with

the provisions of the Plans. Wrapper

contracts
amortize the realized and unrealized gains and losses on

the underlying fixed income investments through adjustments to the future
interest crediting rate of the contract. Wrapper

contracts typically contain contractual provisions that prevent the interest crediting rate
from falling below zero.

In certain circumstances, the amount withdrawn from

the wrapper contract could be payable at fair value rather

than at contract value.
These events include termination of the Plans, a material

adverse change to the provisions of the Plans, if AT&T

elects to withdraw
from a wrapper contract in order to switch to a different

investment provider or, in the event of a spin-off

or sale of a division, if the
terms of the successor plan do not meet the contract

issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that
would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plans. The Company

does not
believe any of the events are probable of occurring

in the foreseeable future.

Interest Bearing Cash
At December 31, 2019 and 2018, ARSP held approximately

$20,300 and $18,400, respectively,

and ARSP-PR held approximately
$124 and $101, respectively,

of unallocated interest bearing cash related to contributions, uncashed checks and fees pending allocation
to participant accounts or clearance through the plan

funds.

Investment Risk
Investments held by the Group Trust

and the AT&T

Master Trust are exposed to various risks, such as

interest rate, market and credit
risks. Due to the level of risk associated with certain investments,

it is at least reasonably possible that changes in the

values of
investments could occur in the near term and that such changes could materially affect participants’ account balances and

the amounts
reported in the statements of net assets available for benefits.

Participants’ accounts that are invested in funds holding

AT&T

stock are
exposed to market risk in the event of a significant decline in the value of AT&T

stock.

Additionally, the

Group Trust invests in securities with contractual

cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value,

liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value,

delinquencies or defaults, or both, and may be adversely

affected by shifts
in the market’s perception

of the issuers and changes in interest rates.

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 5. PARTIES

-IN-INTEREST TRANSACTIONS

The Plan may,

at the discretion of the Plan’s participants

or via the Company match, invest through the Master Trust

in the Company’s
common stock through the AT&T

Shares Fund. The Master Trust held 163,66

6,768 and 171,176,516 shares of the Company’s
common stock as of December 31, 2019 and 2018,

respectively. Dividends

earned by the Master Trust on the Company’s

common
stock were $343,331 for the year ended December 31,

2019.

The assets of the Plans are invested in AT&T

stock either through the Group Trust or

AT&T

Master Trust. Because the Company

is
the plan sponsor of the Plans, transactions involving the

Company’s stock qualify as party-in-interest

transactions. In addition, certain
investments held by the Plans, Group Trust,

and AT&T

Master Trust are managed by BNY Mellon

and Fidelity as trustee or custodian
and record keeper, respectively,

as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify
as parties-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

NOTE 6. TAX STATUS

The ARSP has received a determination letter from the IRS dated

August 12, 2015, stating that the ARSP is qualified under
Section 401(a) of the IRC and, therefore, the related trust

is exempt from taxation. Subsequent to this determination

by the IRS the
Plan was amended. Once qualified, the ARSP is required

to operate in conformity with the IRC to maintain its qualification.

The Plan
administrator believes the ARSP is being operated

in compliance with the applicable requirements of the IRC and,

therefore, believes
that the Plan, as amended, is qualified and the related

trust is tax exempt.

The ARSP-PR has received a determination letter from

the Commonwealth of Puerto Rico’s

Department of Treasury (Tre

asury) dated
May 29, 2018 stating that the ARSP-PR is qualified

under Section 1081.01 of the Internal Revenue Code for a New

Puerto Rico (the
Puerto Rico Code), and therefore, the related trust is exempt from taxation. Once qualified, the ARSP-PR is required to operate in
conformity with the Puerto Rico Code to maintain its qualification.

The Plan administrator believes the ARSP-PR is being operated in
compliance with the applicable requirements of the

Puerto Rico Code and, therefore, believes that the ARSP-PR, as amended,

is
qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United

States require Plan management to evaluate uncertain tax positions taken by
the Plans. The financial statement effects of

a tax position are recognized when the position is more likely than not, based on the
technical merits, to be sustained upon examination by

the IRS or Treasury.

The Plans’ administrator has analyzed the tax positions
taken by the Plans, and has concluded that as of December

31, 2019,

there were no uncertain positions taken or expected to be taken.
The Plans have recognized no interest or penalties related

to uncertain tax positions. The Plans are subject to routine audits by taxing
jurisdictions; however, there are currently

no audits for any tax periods in progress.

NOTE 7. RECONCILIATION

OF FINANCIAL STATEMENTS

TO FORM 5500

The following is a reconciliation of Net Assets Available

for Benefits per the financial statements to the Form

5500 as of
December 31, 2019:

AT&T
Retirement
Savings Plan

AT&T
Puerto Rico
Retirement
Savings Plan

Net Assets Available

for Benefits per the financial statements

$49,280,973
$ 137,356

Distributions payable to participants

(11,958)

(31)

Net Assets Available

for Benefits per the Form 5500

$49,269,015

$ 137,325

AT&T Retirement

Savings

Plan

AT&T Puerto Rico

Retirement Savings

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The following is a reconciliation of Net Assets Available

for Benefits per the financial statements to the Form

5500 as of
December 31, 2018:

AT&T
Retirement
Savings Plan

AT&T
Puerto Rico
Retirement
Savings Plan

Net Assets Available

for Benefits per the financial statements

$37,044,727

$ 109,258

Distributions payable to participants

(9,072)

(30)

Net Assets Available

for Benefits per the Form 5500

$37,035,655

$ 109,228

Distributions payable to participants are recorded

on the Form 5500 for benefit claims that have been processed and approved for
payment prior to December 31, but not yet paid as of

that date. The following is a reconciliation of distributions to participants per the
ARSP financial statements to the Form 5500 for the year

ended December 31, 2019:

AT&T
Retirement
Savings Plan

AT&T
Puerto Rico
Retirement
Savings Plan

Distributions to participants per the financial statements

$ 4,088,284
$ 8,428

Distributions payable to participants at December 31, 2018

(9,072)

(30)
Distributions payable to participants at December 31, 2019

11,958

31

Distributions to participants per the Form 5500

$ 4,091,170

$ 8,429

NOTE 8. SUBSEQUENT EVENTS
Effective at the close of business on April 30,

2020, the Xandr Inc. 401(k) Plan was merged into

the ARSP.

As a result, approximately
$78,000 net assets were transferred to the ARSP on April

30, 2020.
In March 2020, the COVID-19 outbreak was declared a

pandemic by the World

Health Organization. The COVID-19 pandemic

has
led to extreme volatility in financial markets and

has affected, and may continue to affect,

the market price of AT&T

’s common stock
and other Plan assets. While the potential economic

impact brought by, and the

duration of, COVID-19 may be difficult to assess or
predict, a widespread pandemic could result in significant

disruption of global financial markets. The extent to which

COVID-19
impacts the financial markets will depend on future

developments that are highly uncertain and cannot be predicted.
The Coronavirus Aid Relief, and Economic Security Act (CARES Act)

was passed by the U.S. Senate on March 26,

2020. Section
2202 of the CARES Act permits eligible Plan participants to

request penalty-free distributions of up to $100,000

for qualifying
coronavirus-related reasons. These reasons include adverse

financial consequences due to being quarantined, furloughed, laid off,
having work hours reduced or being unable to work

due to a lack of childcare due to COVID-19. Plan Man

agement is in the process
of reviewing the CARES Act and any resulting changes

to the Plan.

SCHEDULE H, LINE 4(a)—SCHEDULE OF DELIQUENT

PARTICIPANT

CONTRIBUTIONS

December 31, 2019
(Dollars in Thousands)
AT&T RETIREMENT

SAVINGS

PLAN

EIN 43-1301883, PLAN NO. 009

Participant Contributions
Transferred Late to the Plan

Total That Constitute Nonexempt Prohibited
Transactions

$9
Check Here if Late Participant
Loan Repayments are included:

Contributions
Not Corrected

Contributions
Corrected
Outside
VCFP

Contributions
Pending
Correction
in VCFP

Total Fully
Corrected Under
VCFP and PTE
2002-51

$ —

$ 8

$ 1

N/A

SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT

END OF YEAR)

December 31, 2019
(Dollars in Thousands)
AT&T RETIREMENT

SAVINGS

PLAN

EIN 43-1301883, PLAN NO. 009

Identity of Issue

Description of Investment

Current
Value

Loan Fund

*

Notes Receivable from Participants

3.25% - 10.50%
$ 854,

483

TOTAL

$ 854,

483

*

Party-in-Interest.

AT&T PUERTO

RICO RETIREMENT SAVINGS

PLAN
EIN 43-1301883, PLAN NO. 011
Identity of Issue

Description of Investment

Current
Value

Loan Fund

*

Notes Receivable from Participants

3.50% - 9.25%
$ 9,472

TOTAL

$ 9,472

*

Party-in-Interest.

SIGNATURE
Pursuant to the requirements of the Securities Exchange

Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to

be signed by the undersigned thereunto duly authorized.

AT&T

Retirement Savings Plan

By: AT&T

Services, Inc.,
Plan Administrator for the Foregoing Plan
By /s/ Debra L. Dial

Debra L. Dial

Senior Vice President and

Controller
Date: June 29, 2020

EXHIBIT INDEX

Exhibit identified below,

Exhibits 23 is filed herein as exhibit hereto.

Exhibit
Number

Consent of Independent Registered Public Accounting

Firm